FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner-Salzberg, Deborah	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCEB		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 5803 Nicholson Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/16/03
(Street) N. Bethesda, MD 20852		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock								450	D	See footnote(1)
Class A Common Stock								360,831	I	See footnote(2)
Class A Common Stock								1,750	I	See footnote(3)
Class A Common Stock								75,690	I	See footnote(4)
Class A Common Stock								25,721	I	See footnote(5)
Class A Common Stock								9,825	I	See footnote(6)
Class B Common Stock								75,690	I	See footnote(7)
Class B Common Stock								112,774	I	See footnote(8)
Class B Common Stock								136,588	I	See footnote(9)
Class B Common Stock								46,994	I	See footnote(10)
Class A Common Stock								350	I	See footnote(11)
Class A Common Stock								350	I	See footnote(12)
Class A Common Stock								208,065	I	See footnote(13)
Class A Common Stock								208,065	I	See footnote(14)
Class A Common Stock								22,500	I	See footnote(15)
Class A Common Stock								22,500	I	See footnote(16)
Class B Common Stock								74,400	I	See footnote(17)
Class B Common Stock								1,600	I	See footntoe(18)
Class B Common Stock								1,601	I	See footnote(19)
Class B Common Stock								35,100	I	See footnote(20)
Class B Common Stock								35,100	I	See footnote(21)
Class B Common Stock								2,520	I	See footnote(22)
Class B Common Stock								54,870	I	See footnote(23)
Class B Common Stock								29,196	I	See footnote(24)
Class B Common Stock								100,071	I	See footnote(25)
Class B Common Stock								1,228	I	See footnote(26)
Class B Common Stock								1,229	I	See footnote(27)
Class B Common Stock								92,630	I	See footnote(28)
Class B Common Stock								92,630	I	See footnote(29)
Class A Common Stock								8,845	I	See footntoe(30)
Class A Common Stock								14,375	I	See footnote(31)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583							9/09/98(32)	9/09/06	Class A Common	5,400		5,400	D
1998 Stock Option Grant (right to buy)	$19.00							3/17/00(33)	3/17/08	Class A Common	10,800		10,800	D
1999 Stock Option Grant (right to buy)	$14.917							4/07/01(34)	4/07/09	Class A Common	10,800		10,800	D
2001 Stock Option Grant (right to buy)	$28.533							3/08/03(35)	3/08/11	Class A Common	15,600		15,600	D
2003 Stock Option Grant (right to buy)	$31.00	4/16/03		M		15,600		3/17/05(35)	3/17/13	Class A Common	15,600		15,600	D

Explanation of Responses:

(1) General Partnership interest in RMS, Ltd., an Ohio limited partnership.
(2) Deborah Ratner Trust dated 11/10/55.
(3) Deborah Ratner Salzberg 2001 Trust.
(4) Faye Ratner Trust dated 1/01/79 - for the benefit of Deborah Ratner.
(5) Michael Salzberg (spouse) held in street account at McDonald Investments.
(6) Michael Salzberg (spouse) shares held directly.
(7) Faye Ratner Trust - for the benefit of Deborah, shares are the limited partnership interest in RMS, Ltd.
(8) Deborah Ratner Trust dated 11/10/55 - limited partnership interest in RMS, Ltd. limited partnership.
(9) Deborah Ratner Trust dated 11/10/55 - FCE Management, L.P. limited partnership interest in RMS, Ltd., limited partnership.
(10) Deborah Ratner Salzberg 2001 Trust - FCE Management, L.P., limited partnership interest.
(11) Albert B. Ratner 1989 Grandchildren's Trust - for the Benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(12) Albert B. Ratner 1989 Grandchildren's Trust - for the Benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(13) Albert Ratner Remainder Interest Trust - for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(14) Albert Ratner Remainder Interest Trust - for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(15) Deborah Ratner Salzberg Family Trust dated 12/29/1986 - for the benefit of Anna Salzberg (daughter).
(16) Deborah Ratner Salzberg Family Trust dated 12/29/1986 - for the benefit of Eric Salzberg (son).
(17) Albert B. Ratner 1986 Grandchildren's Trust - for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(18) Deborah Ratner 1986 Family Trust - as limited partner in RMS, Ltd., for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(19) Deborah Ratner 1986 Family Trust - as limited partner in RMS, Ltd., for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(20) Deborah Ratner 1989 Irrevocable Trust - for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(21) Deborah Ratner 1989 Irrevocable Trust - for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(22) Anna Salzberg (daughter), shares are held in street account at McDonald Investments as limited partner in RMS, Ltd.
(23) Albert B. Ratner 1989 Grandchildren's Trust - a limited partner in RMS, Ltd., for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(24) Albert B. Ratner 1987 Family Trust - a limited partner in RMS, Ltd.; for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(25) Albert B. Ratner 1989 Grandchildren's Trust - a limited partner in RMS, Ltd., for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(26) Albert B. Ratner 1989 Grandchildren's Trust - limited partnership interest in FCE Management, L.P., limited partner of RMS, Ltd., for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(27) Albert B. Ratner 1989 Grandchildren's Trust - limited partnership interest in FCE Management, L.P., limited partner of RMS, Ltd., for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(28) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., limited partner of RMS, Ltd., for the benefit of Anna Salzberg (daughter). Deborah Ratner disclaims any beneficial interest.
(29) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., limited partner of RMS, Ltd., for the benefit of Eric Salzberg (son). Deborah Ratner disclaims any beneficial interest.
(30) Michael and Deborah Salzberg Philanthropic Fund (WA).
(31) Michael and Deborah Salzberg Philanthropic Fund (OH).
(32) 1996 Stock Option Grant - 25 % exercisable 9/09/1998; 25% exercisable 9/09/1999; and 50% exercisable 9/09/2000.
(33) 1998 Stock Option Grant - 25% exercisable 3/17/2000; 33% exercisable 3/17/2001; and 42% exercisable 3/18/2002.
(34) 1999 Stock Option Grant - 25% exercisable 4/07/2001; 25% exercisable 4/07/2002; and 50% exercisable 4/08/2003.
(35) 2001 Stock Option Grant - 25% exercisable 3/08/2003; 25% exercisable 3/08/2004; and 50% exercisable 3/08/2005.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-In-Fact for Deborah Ratner-Salzberg, Director and 10% Shareholder **Signature of Reporting Person	4/16/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and
Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Deborah Ratner-Salzberg

        Deborah Ratner-Salzberg